On November 5, 2001, RAM Energy, Inc. submitted and filed the following letter requesting withdrawal of the captioned registration statement to the Securities and Exchange Commission under Form Type "Correspondence." Because Form Type "Correspondence" is not disseminated to the public, we are now filing our previously submitted request for withdrawal under Form RW for public disclosure.

                                November 5, 2001






Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                                   Re:  RAM Energy, Inc.; Form S-1 Registration
                                        Statement Filed May 9, 2001; File No.
                                        333-60562

Ladies and Gentlemen:

     RAM Energy, Inc. hereby applies for withdrawal of the captioned registration statement. The registration statement has not yet been declared effective and no securities of RAM Energy, Inc. were sold in connection with such registration statement.

     The registrant is applying for withdrawal of the registration statement because it believes that existing market conditions are not conducive to the proposed offering contemplated by the registration statement.

         Thank you for your attention to the above.

                                        Very truly yours,

                                        RAM ENERGY, INC.


                                        By:  LARRY E. LEE
                                             Larry E. Lee, President and Chief
                                             Executive Officer

LEL/lsc